December 3, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

We refer to telephone discussions between Mr. Frank Wyman of the Staff of the Securities and Exchange Commission (the “Staff”) with ourselves on November 19, 2012, regarding our letter, dated October 18, 2012, responding to comments of the Staff relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-31914) of China Life Insurance Company Limited (the “Company”). In those discussions, Mr. Wyman requested on behalf of the Staff that certain further disclosure be provided to address the Staff’s comments.

The Company is grateful for the comments from the Staff, and has carefully considered the requests raised in the telephone discussions. On behalf of the Company, we have set forth below their response to the Staff’s comments.

Comment:

Please explain, in note 13(d), the reasons and factors why assumption changes were made in the current period against assumptions made in the prior period, highlighting the most significant factors. Please confirm that the table in note 13(d) quantifying the changes in assumptions will have separate line items for each material component, and not just a single line item for “change in other assumptions”.

Mr. Jim B. Rosenberg	December 3, 2012

Response:

In accordance with the China Accounting Standards (“CAS”), the Company determines the actuarial assumptions with consideration of all available information at each reporting date, taking into account the Company’s actual operation results and expectation of future events. Because available information at each reporting date may be different from that at the previous reporting date, changes in actuarial assumptions and specific reasons for such changes may vary from year to year, and presenting such information in tabular form, delineated into separate line items in greater detail than “changes in other assumptions”, may not be the most suitable format to disclose such information. However, starting from the year ending December 31, 2012, in addition to disclosing the “Movements in liabilities of long-term insurance contracts” in the format suggested in our October 18 response letter in note 13(d) to the financial statements in the Company’s annual report on Form 20-F, the Company will also include additional textual disclosure immediately after the table to disclose the amounts of and reasons for the changes in assumptions that have a material impact on the financial results of the Company. For the avoidance of doubt, this will include quantitative and qualitative disclosure of any specific changes in assumptions, if material, that are included in the “change in other assumptions” line item in the table.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,

/s/ James C. Scoville

James C. Scoville

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